UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

ATLAS ENERGY GROUP, LLC
(Name of Issuer)

Common Units
(Title of Class of Securities)

04929Q102
(CUSIP Number)

Alan M. Stark 411 N. New River Drive E. # 2201 Fort Lauderdale FL 33301 973-998-1430
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04929Q102	Page 2 of 5

1. Name of Reporting Persons:
LEON G. COOPERMAN

2. Check the Appropriate Box If a Member of a Group	a. ☐
b. ☐

3. SEC Use Only

4. Source of Funds:
WC

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization:
UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power
4,609,304
8. Shared Voting Power
1,601,143
9. Sole Dispositive Power
4,609,304
10. Shared Dispositive Power
1,601,143
11. Aggregate Amount Beneficially Owned by Each Reporting Person
6,210,447

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row 11
20.04

14. Type of Reporting Person

IN

CUSIP No. 04929Q102	Page 3 of 5

Item 1. Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the common units (the “Issuer Common Units”), of ATLAS ENERGY GROUP, LLC (the “Issuer”).  The address of the principal executive office of the Issuer is Park Place Corporate Center One, 1000 Commerce Drive, Suite 400 Pittsburgh PA 15275

Item 2. Identity and Background

(a)      The name of the reporting person is Leon G. Cooperman (“Mr. Cooperman”).

(b)      The address of Mr. Cooperman is 11431 W. Palmetto Park Road, Boca Raton, FL 33428.

(c)      Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. (“Associates”), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P. (“Capital LP”), Omega Capital Investors, L.P. (“Investors LP”), and Omega Equity Investors, L.P. (“Equity LP”). These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

Mr. Cooperman is the , CEO, and sole stockholder of Omega Advisors, Inc. (“Advisors”), a Delaware corporation, engaged in providing investment management services, and Mr. Cooperman is deemed to control said entity.

Advisors serves as the investment manager to Omega Overseas Partners, Ltd. (“Overseas”), a Cayman Island exempted company, with a registered address at c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands, British West Indies. Mr. Cooperman has investment discretion over Overseas’ portfolio investments and is deemed to control such investments.

Advisors serve as a discretionary investment advisor to a limited number of institutional clients (the “Managed Accounts”). As to the Issuer Common Units owned by the Managed Accounts, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Accounts may be deemed beneficial owners of such Issuer Common Units pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.

Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Investors LP, Equity LP, Overseas and Advisors. The principal business office of Associates, Capital LP, Investors LP, Equity LP, Overseas, and Advisors is 810 Seventh Avenue, 33rd floor, New York, New York 10019.

Mr. Cooperman is married to an individual named Toby Cooperman. Mr. Cooperman has an adult son named Michael S. Cooperman. The Michael S. Cooperman WRA Trust (the “WRA Trust”), is an irrevocable trust for the benefit of Michael S. Cooperman. Mr. Cooperman has investment discretion over the Michael S. Cooperman and the WRA Trust accounts.

The Cooperman Family Fund for a Jewish Future, a Type 1 charitable supporting foundation, over which Mr. Cooperman has investment discretion

(d)      During the past five years Mr. Cooperman was not convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the past five years, Mr. Cooperman was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Mr. Cooperman is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Cooperman purchased the Issuer Common Units using working capital.

CUSIP No. 04929Q102	Page 4 of 5

Item 4. Purpose of Transaction

Mr. Cooperman has acquired Issuer Common Units for investment purposes. Mr. Cooperman intends from time to time to review his investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Issuer Common Units in particular, as well as other developments and other investment opportunities. Based upon such review, Mr. Cooperman may take such actions in the future as he deems appropriate in light of the circumstances existing from time to time, which may include further acquisitions of Issuer Common Units or disposal of some or all of the Issuer Common Units currently owned by Mr. Cooperman or otherwise acquired by Mr. Cooperman, either in the open market or in privately negotiated transactions.

Mr. Cooperman does not currently have any plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Mr. Cooperman reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change his purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing).

Item 5. Interest in Securities of the Issuer

(a)   Mr. Cooperman may be deemed the beneficial owner of 6,210,447 Issuer Common Units, which constitutes approximately 20.04% of the total number of Issuer Common Units outstanding. There are  1,172,817 Issuer Common Units owned by Capital LP; 540,021 Issuer Common Units owned by Investors LP; 588,331 Issuer Common Units owned by Equity LP; 40,860 Issuer Common Units owned by Overseas; 1,601,143 Issuer Common Units owned by Managed Accounts; 100,000 Issuer Common Units owned by Toby Cooperman; 100,000 Issuer Common Units owned by Michael Cooperman; 1,500 Issuer Common Units owned by The Cooperman Family Fund for a Jewish Future ; 306,113 Issuer Common Units owned by the WRA Trust; and 759,662 Issuer Common Units owned by Mr. Cooperman.

(b)   Mr. Cooperman has sole voting power over 4,609,304 Issuer Common Units beneficially owned by him, has shared voting power over 1,601,143 Issuer Common Units beneficially owned by him, has sole dispositive power over 4,609,304 Issuer Common Units beneficially owned by him, and has shared dispositive power over 1,601,143 Issuer Common Units beneficially owned by him.

(c)   The following details the transactions, all of which were Purchases on the open market, effected by Mr. Cooperman in the past 60 days:

Acct Name	Transaction Date	Price	Quantity
THE WRA TRUST	10-Aug-15	3.0194	6,113
LEON COOPERMAN	7-Aug-15	3.1079	69,669
THE WRA TRUST	6-Aug-15	2.325	70,600
LEON COOPERMAN	6-Aug-15	2.3623	102,592
LEON COOPERMAN	6-Aug-15	2.325	29,400
LEON COOPERMAN	5-Aug-15	2.5249	7,000
LEON COOPERMAN	3-Aug-15	2.7532	109,201
THE WRA TRUST	24-Jul-15	2.9714	11,900
TOBY COOPERMAN	23-Jul-15	3.3396	9,300
THE WRA TRUST	23-Jul-15	3.3396	17,500
MICHAEL COOPERMAN	22-Jul-15	3.6969	20,408
TOBY COOPERMAN	22-Jul-15	3.6969	40,700
MICHAEL COOPERMAN	21-Jul-15	3.9	1,200
MICHAEL COOPERMAN	20-Jul-15	3.8983	14,504

d)   Not applicable.

(e)   Not applicable.

CUSIP No. 04929Q102	Page 5 of 5

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of Mr. Cooperman, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Cooperman and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Materials to Be Filed as Exhibits

Schedules 1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEON G. COOPERMAN

/s/ Alan M. Stark
Insert Name

Attorney-in-Fact Duly authorized under POA effective as of March 1, 2013 and filed on May 20, 2013
Insert Title

August 11, 2015
Insert Date

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C, 1001)

SCHEDULE 1. POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that LEON G. COOPERMAN (“Mr. Cooperman”) does hereby make, constitute and appoint ALAN M. STARK his true and lawful attorney, to execute and deliver in his name and on his behalf whether he is acting individually or as representative of others, any and all filings required to be made by the Mr. Cooperman under the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Mr. Cooperman under the Act, giving and granting unto said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as Mr. Cooperman might or could do if personally present, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until revoked in writing by the undersigned. Mr. Cooperman has the unrestricted right to unilaterally revoke this Power of Attorney.

This Power of Attorney shall be governed by, and construed in accordance with the laws of the State of New York, without regard to rules of conflicts of law.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of March 1, 2013.

/s/ LEON G. COOPERMAN

LEON G. COOPERMAN